EXHIBIT (12)
                        SPRINT CORPORATION
         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Unaudited)



                                  Three Months      Six Months
                                     Ended             Ended
                                    June 30,          June 30,
                                  1994     1993     1994     1993
                                  (In Millions)     (In MIllions)
Earnings
Income from continuing
operations                     $ 219.6  $ 165.1  $ 447.0  $ 153.8
Capitalized interest              (1.8)    (2.4)    (2.8)    (5.0)
Income tax provision             127.9     91.9    256.9     93.7

Subtotal                         345.7    254.6    701.1    242.5

Fixed charges
Interest charges                 101.8    115.4    203.9    235.9
Interest factor of operating
rents                             27.9     30.0     56.0     59.0
Pre-tax cost of preferred stock
dividends of subsidiaries          0.2      0.3      0.5      0.8

Total fixed charges              129.9    145.7    260.4    295.7

Earnings, as adjusted          $ 475.6  $ 400.3  $ 961.5  $ 538.2

Ratio of earnings to fixed
charges                           3.66     2.75     3.69     1.82(1)


(1) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring merger, integration and restructuring costs of $248.0 million recorded during the first quarter of 1993. In the absence of the nonrecurring costs, the ratio of earnings to fixed charges would have been 2.66 for the six months ended June 30, 1993.

Note:The above ratios have been computed by dividing fixed charges into the sum of (a) income from continuing operations less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses), the interest factor of operating rents and the pre-tax cost of preferred stock dividends of subsidiaries.
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